UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2015

Commission file number 001-16111

GLOBAL PAYMENTS INC.

(Exact name of registrant as specified in charter)

Georgia	58-2567903
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 Glenlake Parkway, North Tower, Atlanta, Georgia	30328-3473
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (770) 829-8000

NONE

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

Merger Agreement

On December 15, 2015, Global Payments Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Heartland Payment Systems, Inc., a Delaware corporation (“Heartland”), Data Merger Sub One, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub One”), and Data Merger Sub Two, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub Two”, and together with Merger Sub One, the “Merger Subs”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, the Company will acquire Heartland by way of two mergers (the “Mergers”). First, Merger Sub One will merge with and into Heartland, with Heartland continuing as a wholly owned subsidiary of the Company. Second, Heartland will merge with and into Merger Sub Two immediately following the initial merger, with Merger Sub Two surviving the second merger as a wholly owned subsidiary of the Company.

As a result of the Mergers, subject to the terms and conditions of the Merger Agreement, each outstanding share of Heartland’s common stock, other than shares owned by (i) the Company, the Merger Subs or Heartland (which will be cancelled), (ii) stockholders who have properly exercised and perfected appraisal rights under Delaware law, or (iii) any direct or indirect wholly owned subsidiary of Heartland (which will remain outstanding), will be converted into the right to receive $53.28 in cash (the “Cash Consideration”), without interest, and 0.6687 shares of common stock of the Company (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”). Under the terms of the Merger Agreement, in the event that the number of shares of common stock of the Company issuable as a result of the Mergers would exceed 19.9% of the issued and outstanding shares of common stock of the Company immediately prior to the closing of the Mergers, the Stock Consideration will be reduced so that no more than 19.9% of the outstanding shares of common stock of the Company become issuable in the Mergers and the Cash Consideration will be increased by a corresponding amount so that the value of the per-share Merger Consideration will remain the same.

Subject to the terms and conditions of the Merger Agreement, as a result of the Mergers (i) each outstanding option to purchase Heartland common stock (other than any option with an exercise price equal to or greater than the value of the Merger Consideration, which will be canceled for no consideration) will be cancelled and be converted into the right to receive the Merger Consideration with respect to the net number of shares of Heartland common stock underlying such option (after taking into account the exercise price of such option), and (ii) each outstanding restricted stock unit of Heartland (including each outstanding performance share unit) will vest and be converted into the right to receive the Merger Consideration for each share of Heartland common stock underlying such restricted stock unit.

Consummation of the Mergers is subject to customary conditions, including without limitation, (i) approval by the holders of at least a majority of the outstanding shares of Heartland’s common stock, (ii) the absence of any law or order of any governmental entity which prohibits the consummation of the transactions contemplated by the Merger Agreement, (iii) the expiration or termination of the waiting period applicable to the consummation of the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the effectiveness under the Securities Act of 1933, as amended, of the Registration Statement on Form S-4 to be filed by the Company, and (v) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the parties and compliance by the parties with their respective obligations under the Merger Agreement.

Each of the Company and Heartland has made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants, including, without limitation, (i) covenants providing for the parties to use reasonable best efforts to cause the closing of the Mergers to be consummated and (ii) Heartland’s agreement to not solicit proposals relating to alternative transactions to the Mergers or engage in discussions or negotiations with respect thereto, subject to certain exceptions. Additionally, the parties have agreed to select two Heartland nominees for appointment to the Company’s board of directors.

The Merger Agreement contains certain termination rights for the Company and Heartland, including a mutual termination right in the event the Mergers are not consummated by June 15, 2016 (subject to extension under certain circumstances). Upon termination of the Merger Agreement under specified circumstances described in the Merger Agreement, including (i) if the Company terminates the Merger Agreement following a change of recommendation of Heartland’s board of directors, (ii) if Heartland terminates the Merger Agreement to enter into a definitive agreement with a third party with respect to a superior acquisition proposal, or (iii) if the Merger Agreement is terminated under certain circumstances and Heartland subsequently enters into, or consummates, an alternative acquisition proposal within 12 months, Heartland will be required to pay the Company a termination fee of $153,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and which is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any financial or other information about the Company, Heartland or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to important qualifications and limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Heartland or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company and Heartland.

Debt Commitment Letter

Concurrently with the signing of the Merger Agreement, the Company entered into a debt commitment letter (the “Debt Commitment Letter”), dated December 15, 2015, with Bank of America, N.A. (“Bank of America”) and Merrill, Lynch, Pierce, Fenner and Smith Incorporated (or any of its designated affiliates, “MLPFS” and, together with Bank of America, the “Finance Parties”) pursuant to which, subject to the conditions set forth therein, the Finance Parties committed to provide to the Company secured financing of up to $4.78 billion, the proceeds of which will be used, among other things, to (i) amend, backstop, refinance or replace certain of the Company’s existing credit facilities, (ii) repay certain portions of Heartland’s existing indebtedness and (iii) to finance, in part, the acquisition costs. The committed financing consists of (i) a $1.25 billion revolving credit facility (the “Revolving Credit Facility”) under the Company’s existing revolving credit facility agreement and a $1.75 billion term loan A facility under the Company’s existing term loan agreement (to the extent certain proposed amendments to such existing facilities are obtained) (collectively, the “Existing Credit Facilities”) or equivalent amount under backstop financing facilities to be provided by the Finance Parties (if such amendments are not obtained) (collectively, the “Backstop Facilities”) and (ii) an additional term loan B facility in an initial aggregate principal amount of $1.78 billion (the “Term Loan B Facility”; together with the Existing Credit Facilities or the Backstop Facilities, as applicable, the “Facilities”).

The commitments of the Finance Parties to provide the Existing Credit Facilities, the Backstop Facilities and the Term Loan B Facility are subject to certain conditions set forth in the Debt Commitment Letter. The Company will pay customary fees, costs and expenses in connection with obtaining the Facilities.

The foregoing description of the Debt Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, a copy of which is attached hereto as Exhibit 10.1, which is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 15, 2015, by and among Global Payments Inc., Data Merger Sub One, Inc., Data Merger Sub Two, LLC and Heartland Payment Systems, Inc.*

10.1	Debt Commitment Letter, dated as of December 15, 2015, by and among Global Payments Inc., Bank of America, N.A. and Merrill, Lynch, Pierce, Fenner and Smith Incorporated.

*	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and Global Payments Inc. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule and/or exhibit upon request.

Important Additional Information Will be Filed with the SEC

In connection with the proposed acquisition, the Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland that also constitutes a prospectus of the Company, as well as other relevant documents concerning the proposed acquisition. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC’s website when filed. You will also be able to obtain these documents, when filed, free of charge, from the Company at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

The Company and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed acquisition. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed acquisition will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements

Investors are cautioned that some of the statements we use in this filing contain forward-looking statements and are made pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed acquisition between the Company and Heartland, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors, among others, that could cause actual events or results to differ materially from those anticipated by our forward-looking statements or historical performance include the ability to meet closing conditions to the merger at all or on the expected terms and schedule, including without limitation the approval of Heartland’s stockholders and other regulatory approvals required for the merger; delay in closing the merger or failure to consummate the merger; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the merger at all or within the expected time period; business disruption during the pendency of the merger or following the merger making it more difficult to maintain business and operational relationships, including financial institution sponsorship; loss of key personnel, the Company’s and Heartland’s ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting the Company or Heartland. Additional factors that could cause events or results to differ materially from those anticipated by our forward-looking statements or historical performance can be found in the Company’s Annual Report on Form 10-K for the year ended May 31, 2015, Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and each company’s subsequent filings with the SEC. Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL PAYMENTS INC.

Date: December 17, 2015	By:	/s/ Cameron M. Bready
Cameron M. Bready
Executive Vice President and Chief Financial Officer